UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
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Commission File Number: 001-34797
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Camelot Information Systems Inc.

Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Announcing the Receipt of "Going Private" Proposal

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com
Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

Camelot Information Systems Inc. Announces Receipt of “Going Private”

Proposal at US$1.85 Per ADS

BEIJING, March 12, 2013 /PRNewswire/ -- Camelot Information Systems Inc. ("Camelot" or the "Company") (CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter dated March 12, 2013 from its Chairman and Chief Executive Officer, Mr. Simon Yiming Ma ("Mr. Ma"), its President, Ms. Heidi Chou ("Ms. Chou"), and its Executive Vice President and the Chief Executive Officer of CFITS, a subsidiary of the Company, Mr. Yuhui Wang (together with Mr. Ma and Ms. Chou, the "Buyer Group"), to acquire all of the outstanding shares of the Company not currently owned by the Buyer Group and their respective affiliates and certain other management members of the Company who may choose to join the Buyer Group in a going private transaction for US$1.85 per American Depositary Share ("ADS", each ADS representing 4 ordinary shares of the Company) in cash, subject to certain conditions.

According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity capital, and the Buyer Group has been in discussion with a financial institution which has expressed interest in financing the proposed acquisition.

The Company's Board of Directors has formed a special committee of independent directors (the "Independent Committee") consisting of Mr. Jian Wang, Mr. David Dahu Wang, and Ms. Joanna Wang, to consider this proposal. Mr. Jian Wang will serve as chairman of the Independent Committee. The Independent Committee will retain a financial advisor and legal counsel to assist it in its work.

The Board of Directors cautions the Company's shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal from the Buyer Group and no decisions have been made by the Independent Committee with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By	:	/s/ Yiming Ma
Name	:	Yiming Ma
Title	:	Chairman and Chief Executive Officer

Date: March 14, 2013